News Release
Kupol Drill Results
New Vein Discovered and Extension of Main Vein

Vancouver, July 12, 2005 - Bema Gold Corporation (TSX,AMEX: BGO, AIM: BAU) is pleased to announce additional high grade drill results from the Kupol Project in Chukotka, Russia. Fifty three holes totaling 14,414 metres have been completed to date of the 45,000 metre 2005 drilling program. Highlights of the recent drilling include the discovery of a second new vein 1 kilometre southwest of the Big Bend zone, extension of the mineralization a further 200 metres north along strike, intersection of the South zone offset vein and continued success in deeper exploration drilling of the Central zone.

New Vein Discovery
Drilling from three holes in the southwest region of the Kupol property has intersected a new vein called Vtoryi II, approximately 1 kilometre southwest of the Big Bend zone and 350 metres west of the Southern Extension zone. The first hole, KP05-487, intersected 1.60 metres (approximately 1.1 metres true width) grading 15.4 g/t gold and 383.9 g/t silver. The second hole, KP05-500, an undercut of the first, appears to have been partially drilled down dip and returned 12.80 metres (approximately 3-4 meters true width)* grading 26.2 g/t gold and 758.4 g/t silver. A third hole, KP05-513, contained low grade gold 25 meters south and near surface, but confirmed a northwest strike and westerly dip. One drill will be dedicated to following up this new vein discovery, which occurs in a mag low associated with intense clay alteration, while a second drill will continue to test for additional veining within the broad zones of alteration encountered to date in the Vtoryi zone.

*True widths for the remaining holes in this news release are approximately 60%-80% of the stated intercepts.

The Vtoryi II vein is approximately 500 metres northeast of the previously unnamed vein discovered in hole KP05-457 (2.95 meters of 44.54 g/t silver) announced on June 3, 2005. This vein is now being called Vtoryi I. Follow up drilling on Vtoryi I intersected a stibnite rich zone in hole KP05-475, which returned 0.40 g/t gold and 615.70 g/t silver over 0.65 metres. Vtoryi I will be followed up with further drilling at a later date.

Selected results from the Vtoryi zone are show below:

Vtoryi Zone		From	To	Length	Gold	Silver
Hole #		(metres)	(metres)	(metres)	(g/t)	(g/t)
KP05-475		192.45	193.10	0.65	0.4	615.7
KP05-487		29.80	31.40	1.60	15.4	383.9
KP05-500		96.60	109.40	12.80	26.2	758.4
	Incl.	102.50	108.70	6.20	50.3	1,152.3
KP05-513		27.90	28.70	0.80	0.5	117.2

North Extension Zone
Step-out drilling to the north has extended the North Extension zone, at depth, for a further 200 metres for a total increase of strike length of 300 meters in 2005. The zone remains open to the north and at depth.

Selected drill results are as follows:

North Extension		From	To	Length	Gold	Silver
Hole #		(metres)	(metres)	(metres)	(g/t)	(g/t)
KP05-461		264.70	268.15	3.45	11.2	14.4
	Incl.	264.70	265.70	1.0	26.4	24.3
KP05-484		309.0	310.45	1.45	26.8	36.3
	and	314.80	319.10	4.30	24.5	276.5
	Incl.	314.80	318.10	3.30	30.5	349.4
KP05-492		370.50	375.20	4.70	13.5	105.6
	Incl.	373.50	374.50	1.00	30.5	49.6

North Zone
In order to meet Russian reserve requirements, additional infill drilling was completed in the area of the indicated resource on the North zone. Selected results from this program are shown below:

North Zone		From	To	Length	Gold	Silver
Hole #		(metres)	(metres)	(metres)	(g/t)	(g/t)
KP05-469		129.00	154.10	25.10	6.6	68.1
	Incl.	136.00	154.10	18.10	8.6	86.2
KP05-476		140.80	158.40	17.60	14.2	156.6
	Incl.	144.50	152.40	7.90	24.9	277.0
KP05-480		215.80	223.70	7.90	14.0	207.6
	Incl.	217.90	222.85	4.95	20.0	298.3
	and	233.80	250.20	16.40	28.5	103.5
	Incl.	233.80	245.80	12.00	37.3	130.5
	and	251.80	253.20	1.40	19.1	54.1
	and	256.75	271.90	15.15	16.0	282.1
	Incl.	258.20	267.20	9.00	23.8	394.2
	and	283.90	290.70	6.80	8.7	37.9
	Incl.	286.90	288.90	2.00	24.2	84.6
KP05-488		180.90	184.00	3.10	8.5	85.4
	and	246.00	250.00	4.00	11.3	71.3
	and	254.10	275.40	21.30	12.6	146.8
	Incl.	254.10	266.50	12.40	17.6	218.9
KP05-493		151.70	157.45	5.75	51.9	392.8

Central Zone
Nine holes totaling 2,337 metres have been completed in the Central zone in 2005 and results from exploration drilling at depth have been received. Highlights of this drilling are hole KP05-464 (4.0 metres grading 35.4 g/t gold and 746.5 g/t silver) and hole KP05-467 (14.40 metres grading 17.1 g/t gold and 302.8 g/t silver). This drilling shows that the Central zone is more continuous in the transition from the Big Bend zone than previously thought.

Selected results are presented below:

Central Zone		From	To	Length	Gold	Silver
Hole #		(metres)	(metres)	(metres)	(g/t)	(g/t)
KP05-464		180.30	184.30	4.00	35.4	746.5
	Incl.	181.00	184.00	3.00	45.4	985.3
KP05-467		225.00	239.40	14.40	17.1	302.8
KP05-472		260.50	268.20	7.70	9.1	97.0
KP05-474		218.00	221.20	3.20	10.9	184.9

	and	225.30	234.80	9.50	17.7	168.3
	Incl.	225.30	233.00	7.70	21.4	203.1
KP05-481		201.60	205.50	3.90	20.1	188.0
KP05-482		280.45	289.00	8.55	8.5	106.4
	Incl.	282.30	289.00	6.70	10.3	133.7
KP05-490		199.30	203.40	4.10	18.4	487.8

South Zone
Five holes totaling 1,282 metres have been drilled to date in 2005 on the South zone to test for the continuity of the South offset vein and continue exploration of the South zone veins at depth. Three holes have intersected the South offset vein so far, which is approximately 80 metres east of the known South zone veins; KP05-460 (2.20 metres grading 12.1 g/t gold and 141.3 g/t silver), KP05-471 (1.20 metres grading 8.0 g/t gold and 35.3 g/t silver) and KP05-499 (5.30 metres grading 24.6 g/t gold and 134.7 g/t silver). Drilling has determined that the offset vein has a different strike and dip than the South zone veins. Both the South zone vein and the South offset vein remain open along strike and at depth.

Selected results from the South zone are summarized below:

South Zone		From	To	Length	Gold	Silver
Hole #		(metres)	(metres)	(metres)	(g/t)	(g/t)
KP05-460		46.80	49.00	2.20	12.1	141.3
	Incl.	46.80	48.00	1.20	17.7	202.3
	and.	123.60	124.60	1.00	45.3	102.9
KP05-471		37.00	38.20	1.20	8.0	35.3
	and	150.00	154.00	4.00	17.2	209.5
	and	156.20	157.20	1.00	10.0	134.9
		190.30	192.50	2.20	13.9	83.3
	Incl.	190.30	192.10	1.80	16.4	93.5
KP05-499		31.30	32.20	0.90	8.4	70.2
		33.10	38.40	5.30	24.6	134.7
	Incl.	35.70	38.40	2.70	35.6	167.3
	and	86.00	86.90	0.90	46.2	325.9
	Incl.	86.60	86.90	0.30	105.1	747.5
	and	96.10	98.20	2.10	27.1	119.1

Bema recently released (see news release dated June 3, 2005) a feasibility study for the Kupol project demonstrating that it is technically feasible and can be developed as a high grade, low cost gold and silver mine with robust project economics. The 2005 development program is ongoing with road and airstrip construction and site earth works. Materials for the 2006 development program are currently being procured and will be shipped to the Pevek (Russia) storage facility this summer for delivery to the Kupol site next year. The main construction years at Kupol will be 2006 and 2007, with production scheduled for mid 2008.*

*Subject to financing and final permitting.

For a table of drill results from all of the holes drilled to date in the 2005 program, please refer to the Bema web site at www.bema.com. All results contained in this news release have been validated by a Quality Control Program ("QC"), which has been designed in concert with an independent consultant to meet or exceed the requirements of N1 43-101. This QC program includes the use of certified standard reference samples, coarse field blank material and duplicate sampling as described at length in earlier news releases and in the recently released technical reports for the Kupol project on April 4, 2005 and July 5, 2005. Tom Garagan, Vice President of Exploration for Bema Gold Corporation, is the Qualified Person for this exploration project.

The Kupol project is a joint venture between Bema and the Government of Chukotka. Bema has the option to earn a 75% interest in the property from the Government.

On Behalf Of Bema Gold Corporation

“Clive Johnson”
Chairman, CEO, President

For more information please visit our website at www.bema.com or to speak to a Company representative please contact:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). Symbol: BGO. Bema Gold also trades on the London Stock Exchange’s Alternative Investment Market (AIM). Symbol: BAU. Some of the statements contained in this release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied